

January 3, 2013

Via E-mail
Jared Wolff
General Counsel
PacWest Bancorp
10250 Constellation Blvd., Suite 1640
Los Angeles, CA 90067

> **Re: PacWest Bancorp**
> **Registration Statement on Form S-4**
> **Filed December 7, 2012**
> **File No. 333-185356**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 000-30747**
> **First California Financial Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-52498**

Dear Mr. Wolff:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please provide the board books to the staff.

2. Please disclose the PacWest projections given to KBW.

Cover Page

3. Revise to provide the maximum number of shares that will be issued in the share exchange.

Summary

First California's Directors and Executive Officers Have Certain Interests in the Merger, page 15

4. Please revise your disclosure to more specifically describe the interests that are different from, or in addition to, the interests of the First California shareholders, including the identities of any interested directors and any compensation that the directors and officers will receive as a result of the transaction. In addition, revise to disclose that two current members of First California will serve on PacWest's board. Please make corresponding changes on page 32 in Risk Factors.

Comparative Per Share Market Price and Dividend Information, page 27

5. Revise this section to include the market value of the securities of First California on an equivalent per share basis. Refer to Item 3(g) of Form S-4.

The Merger

Background of the Merger, page 50

6. Please expand your disclosure in the last sentence of the third paragraph on page 52 to provide more detail regarding the status of discussions with Company A, including whether Company A had submitted a proposal and the elements of any such proposal.

7. Please provide more detail as to the nature of Company A's offer described in the fourth paragraph on page 54, including an approximate per share value.

8. We note your disclosure regarding PacWest's offer to acquire First California for $8.00 per share in the first full paragraph on page 56. Revised to describe how this offer came to include the exchange ratio's collar feature.

Recommendation of the First California Board of Directors and Reasons for the Merger, page 57

9. Revise to have the board take specific notice of each specific KBW analysis that does not support its recommendation and explain why, in light of that analysis, it is making the recommendation it is.

Director Presence on PacWest's Board of Directors, page 58

10. We note that two of the directors of First California will be recommended to serve on PacWest's board following the merger. Revise to explain how the directors will be chosen, and please tell us when you expect that the selection will be made. Please also consider adding a discussion in Risk Factors disclosing the conflict of interest of all of the directors, since it appears that any of them may be chosen for the PacWest board.

Opinion of First California's Financial Advisor, page 60

11. Revise to disclose how much First California has paid KBW in the last two years. Please provide similar disclosure for PacWest and Sandler O'Neill.

Management and Board of Directors of PacWest After the Merger, page 79

12. Please update your disclosure in this section and throughout the proxy statement/prospectus to account for the fiscal year ended December 31, 2012. In this respect, we note, as examples only, that you will be required to include certain updated information in response to Items 402 and 404 of Regulation S-K.

Interests of PacWest Directors and Executive Officers in the Merger, page 79

13. Revise to more fully describe the agreement whereby Castle Creek Financial is entitled to a fee upon the consummation of the merger. Apply the generic disclosure included on page 39 of the definitive proxy statement on Schedule 14A to the specifics of this transaction. Describe Castle Creek's role in the negotiations described in Background of the Merger and provide the fee, separately identifying the amount to be paid as reimbursement for expenses, which will be paid to Castle Creek as a result of the transaction. In addition, revise your disclosure in the Summary and in Risk Factors to discuss, with sufficient detail, Mr. Eggemeyer's interests in the transaction.

Material United States Federal Income Tax Consequences, page 108

14. Please revise to indicate that the discussion is based on opinions which have been filed.

Unaudited Pro Forma Combined Condensed Financial Statements

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet Adjustments, page 113

15. Please revise to disclose each of the individual amounts attributable to each of the components described in the pro forma balance sheet adjustments 1-3. For example, disclose the amounts of the First California core deposit intangible and the goodwill which will be eliminated and the newly reflected amount of goodwill to be recorded.

16. Supplementally tell us why the company expects the carrying value of the FDIC loss sharing asset to be reduced in conjunction with the proposed transaction.

17. Please revise to describe the nature of the miscellaneous assets to be acquired and the adjustments being reflected.

18. Please revise to describe the nature of the accruals being reflected in regard to the contingent and miscellaneous liabilities being assumed and tell us how you determined these amounts.

Comparison of Stockholders' Rights, page 121

19. You may not qualify your discussion by reference to the relevant certificates of incorporation and bylaws. Please revise to state that all material information has been discussed.

Exhibit 5.1

20. We note that the legal opinion is limited to the laws of the State of New York. Please file a revised legal opinion of counsel that opines on the laws of the jurisdiction in which the issuer is incorporated.

PacWest Bancorp Form 10-K for the Year Ended December 31, 2011

Item 13: Certain Relationships and Related-Party Transactions, page 39 of Definitive Proxy Statement on Schedule 14A

21. Please confirm that by "other persons" in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

First California Financial Group Form 10-K for the Year Ended December 31, 2011

General

22. First California does not appear to have included the shareholder advisory vote required by regulation 14a-21(c) in its proxy materials. Please explain how it determined that it was not required to include this vote.

Certain Relationships and Related Transactions, page 33 of Definitive Proxy Statement on Schedule 14A

23. Please confirm that by "other persons" in the representations included in this section, First California means persons not related to it. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that First California will provide the correct representation in future filings.

First California Financial Group Form 10-Q for the Quarter September 30, 2012

Note 12 – Commitments and Contingencies

24. We note you recorded an accrual for probable losses related to the putative class action First California was named as a defendant in February 2011. Please tell us, and make sure to revise the S-4, to disclose the nature of this contingency and the amount or range of reasonably possible losses in addition to the amounts accrued or that any reasonably possible losses in addition to amounts accrued is not material to your financial statements. Refer to ASC 450-20-50 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

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       Matthew Guest
       Wachtell, Lipton, Rosen & Katz